Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

The following is a transcript of a presentation given by Hunter Jackson of NPS Pharmaceuticals, Inc. (“NPS”) and Arthur Higgins of Enzon Pharmaceuticals, Inc. (“Enzon”) at the 6th Annual Lehman Brothers’ Global Healthcare Investment Conference held in Miami Beach, Florida on March 5, 2003.

Moderator: Donald Murphy

March 5, 2003

10:30 a.m. EST

JIM BIRCHENOUGH:    OK. I think we’re going to get started. I’m Jim Birchenough, one of the Senior Biotechnology analysts here at Lehman Brothers.

It’s my pleasure to introduce our next company, NPS Pharmaceuticals and their Chairman and CEO, Hunter Jackson. NPS is a company with a deep and advanced product pipeline that includes two late-stage products, PREOS for osteoporosis and Cinacalcet for secondary hyperparathyroidism.

Obviously, the big news recently has been their proposed merger with Enzon. And we have Chairman and CEO, Arthur Higgins here, as well. And we’re very happy to get an update from both of these gentlemen on the strategic direction that they’re taking going forward and update us on progress made at NPS.

HUNTER JACKSON, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, NPS PHARMACEUTICALS:    Thank you very much, Jim. Thank you for this opportunity. And thank you all for joining us this morning. We’re eager to share with you the details and what we believe is the compelling logic behind the recently announced merger of NPS Pharmaceuticals and Enzon Pharmaceuticals.

Before I begin today’s presentation, I’d like to refer you to the safe harbor provisions shown on this slide and remind you, of course, that today’s presentation may contain forward-looking statements which represent the company’s intentions, expectations or beliefs regarding future events.

Additional information on Enzon and NPS and our proposed merger can be obtained by contacting the companies directly, accessing the companies’ web sites or reviewing the companies’ filings with the SEC.

Now, this merger was conceived to accomplish what we believe is a compelling objective. Our goal was to combine two strong and uniquely complementary companies to build a leading biotechnology enterprise with a deep, diversified and sustainable pipeline of discovery and clinical-stage programs, and with a clearly defined path to profitability, all built on a fully integrated infrastructure and stable financial fundamentals.

Now, before we get into the details of the transaction, I’d like to first explain why the merger of Enzon and NPS, we believe, is the ideal way to accelerate this shared vision.

Now, the key, we believe, lies in bringing together in one company all of the key success factors necessary to create and drive a self-sustaining and growing biotechnology business.

The combination of Enzon, with its strengths shown here in green, and NPS, with its unique characteristics shown here in red, unites all of the pieces we believe, stretching from a discovery research engine all the way through to manufacturing and sales and marketing.

Now, the synergies created by bringing all these key elements together in one company we believe are quite substantial. By leveraging the respective strengths of the individual companies, we will both expand and accelerate the creation of value. Let me just share a few examples of what you can expect.

We’ll use the financial strength of the merged company to bring forward important pipeline programs that frankly are currently languishing due to scarce resources.

A case in point is NPS 1776, a compound that completed Phase I more than three years ago. Available data suggests that this compound can be a strong competitor in the epilepsy, acute migraine and bipolar disorder markets.

Even visible programs already generally acknowledged to be important future value drivers can be accelerated by this new enterprise. For example, ALX-0600 represents a new and proprietary class of drug therapy for various GI disorders, including, but not limited to, Short Bowel Syndrome, leaky gut leading to systemic infections and Crohn’s Disease. We anticipate being much more aggressive with this compound in implementing clinical activity across the range of potential therapeutic applications to maximize potential markets and accelerate the realization of value.

And one last example. We believe that the combination of financial strength and commercial infrastructure gives us the ability to capitalize on a range of strategic opportunities. Unlike the stand-alone NPS, together we are a very capable and credible licensee, able to access late-stage technologies or product opportunities.

Nearer term, our financial and commercial strength means that we can negotiate a PREOS marketing agreement from a strong position, focus on achieving the highest ROI as a legitimate co-promotion partner and without sacrificing value because of short-term financial considerations.

Now, having shared with you some of the rationale behind the deal and the significant synergies it offers, we can now offer you some of the specifics of the deal, and for that, I’d like to turn the podium over to Arthur Higgins.

ARTHUR HIGGINS, CHAIRMAN AND CEO, ENZON PHARMACEUTICALS:    Thank you, Hunter. And good morning.

I’d like to share with you the specifics of this transaction. Thank you. This is a stock-for-stock deal. Our preliminary proxy, we expect to file in March. And our shareholder vote is expected to take place in May or June.

Hunter Jackson will become the Executive Chairman of the new company and I will become the Chief Executive Officer. The board will be made up of six members from NPS and four members from Enzon. All will be drawn from the current boards of each company. We intend to build the complete management team from the very strong talent pools we have at Enzon and NPS.

Now an overview of the new entity. The new company will have a proven management team with decades of combined experience in the biotechnology and pharmaceutical industry, in discovery, development and commercialization.

Our leading drug discovery and technology platforms, including our PEG and single-chain antibody platforms, will drive innovation and create significant commercial opportunity. The combined company will also significantly increase development capabilities, as well as manufacturing capacity and expertise.

Our commercial infrastructure gives us the flexibility to capture a greater share of the demonstrated value of our pipeline, whether we market products on our own or with a partner. All of this will be supported by strong and dependable revenues which we believe are necessary for sustainable value creation and growth.

The new entity can credibly claim to be an independent, fully integrated biotechnology company with proven capabilities from drug discovery through manufacturing to commercialization.

Combined, we have a critical mass in R&D with a first year budget of approximately $150 million, again a level we believe is necessary to drive a sustainable pipeline, a pipeline that will include two Phase III programs, three Phase II programs and over 10 early-stage programs and multiple powerful platform technologies.

Our solid financial position provides a stable base for growth. We project 2003 pro forma revenues of approximately 200 million based on our five market products. We expect in excess of 300 million in cash at closing and an excellent outlook for strong cash flow.

Our proven science and technology are validated by significant partnerships with industry leaders, including Amgen, AstraZeneca, GlaxoSmithKline, Janssen, Kirin and Schering-Plough Corporation, among others.

Now I’d like to turn the presentation back over to Hunter to review the science, products and technologies that provide the foundation of this truly exciting combination. Hunter?

HUNTER JACKSON:    Thank you, Arthur.

Now, we’ve mentioned our strong pipeline developed with leading science and technology. And this slide graphically represents that pipeline. As you can see, it’s a very well balanced pipeline with products at all stages of development covering indications with important unmet clinical needs.

As also noted here in the right-hand column, our commercialization strategy is a diversified one, combining partnerships and in-house development opportunities to both reduce risk and maximize the commercial potential of our products.

Our revenue base is driven by five marketed products with a solid growth outlook. 2003 estimated revenues for the combined company are approximately $200 million, with a significant long-term growth driver, PEG-INTRON, for the treatment of hepatitis C infections.

Hepatitis C is a widespread and under treated disease affecting millions worldwide. There is significant opportunity in retreatment of chronic sufferers, maintenance therapy, global expansion and potential new indications.

We’re confident that our partner Schering-Plough will remain the HCV market leader and that the launch of Roche’s Pegasus will serve to expand the overall market.

Now, another significant revenue driver will be our antifungal agent, Abelcet. This product is the Amphotericin B lipid formulation of choice. Abelcet provides resistance-free treatment with markedly reduced nephrotoxicity.

Currently, we’re seeing an annual run rate of over $80 million for Abelcet. We intend to initiate a more focused marketing and medical effort to expand Abelcet’s use in the liposomal class.

We’ll also evaluate the start of clinical trials with Abelcet in combination with other antifungal agents. These efforts may expand the current use of Abelcet while providing access to new treatment paradigms within this growing market.

Our other three marketed products effectively leverage our 60-person hospital-based sales force and our focused oncology sales force. Collectively, we expect these three products to generate about $30 million in 2003.

Our late-stage clinical pipeline further enhances our outlook for significant revenue growth with two important Phase III products, PREOS and Cinacalcet.

Clinical data to date have indicated that PREOS is a promising treatment for osteoporosis. PREOS is recombinant human parathyroid hormone and it acts to stimulate natural bone growth. This promising treatment may strengthen bones and reduce fractures as a result of its anabolic action.

We were pleased to announce last week the data from the first year of the PaTH study conducted by researchers at the University of California in San Francisco were in line with our Phase II study results and with studies of Lilly’s Forteo, together with Merck’s Fosamax.

Bone quality data from that PaTH study are also being collected and we believe that the complete data set will provide important insights into how PREOS will be used by physicians in relation to anti-resorptive therapies to best manage their osteoporosis patients.

Anticipated milestones for this product, which we believe will compete in a very large and growing market, include completion of the Phase III study toward the end of September, an NDA filing in mid-2004 and a late 2005 launch.

As we’ve discussed, the merger of Enzon and NPS gives us the resources and flexibility to attract a strong partner for PREOS to execute a more aggressive late-stage development strategy to maximize the value of this program and ultimately to negotiate a partnership that will offer us a greater share of the downstream commercialization value and co-promotion rights.

Cinacalcet HCl, in development by Amgen for the treatment of primary and secondary hyperparathyroidism, is a new therapy that further solidifies our growth outlook. The market for this product is substantial. There are about half-a-million people with primary HPT in the United States and 85 percent of the roughly 280,000 dialysis patients in the U.S. suffer from secondary HPT.

I’d remind you that Cinacalcet is a first-in-class product to treat HPT and, in fact, there is currently no pharmaceutical therapy to treat this disorder.

We were very pleased last week that Amgen confirmed that its clinical program for Cinacalcet remains on track and that important milestones are now close at hand.

Amgen indicated the results from their Phase III program will be un-blinded soon and that they expect to file an NDA for this product in the second half of this year. This product offers the potential for significant royalties to further bolster revenues beginning in 2005.

Now, we focused this morning on only the marketed products of the combination and the Phase III compounds from our portfolio. However, to understand the value-creating capacity of this new company, it’s essential to recognize the depth of the rest of the pipeline.

It includes Phase II and Phase I clinical programs, as well as important preclinical programs such as metabotropic glutamate receptors as targets for various CNS disorders, calcium receptors in pancreas as targets for new diabetes therapies and platforms, such as PEGylation technology and single-chain antibodies.

These programs hold tremendous potential, which is not now being fully pursued and cannot be adequately exploited by either company alone. Together, we will bring these programs forward more effectively and more rapidly, resulting in news flow in the short term and more importantly, the flow of new drugs to fuel and sustain corporate growth for the long term.

I’ll now turn things back over to Arthur to wrap up.

ARTHUR HIGGINS:    As I mentioned earlier, our combined team comprises industry veterans with substantial business and scientific expertise. We expect to name the full management team shortly.

Our new company will be headquartered in New Jersey and we will have established centers of excellence for research and manufacturing located in the U.S. and Canada.

Together, we would have reported 2002 product revenues of approximately $150 million. Through the acquisition of Abelcet and the continued strong growth of PEG-INTRON and our other marketed products, our product revenues are now running at an annualized run rate of approximately $200 million.

Again, as I mentioned earlier, we will have more than $300 million of cash at closing, with an excellent outlook for strong cash flows.

The financial strength and stability of our growing revenue base and strong cash position will provide us with the necessary flexibility and financial independence to successfully advance and commercialize our pipeline either independently or through selective partnerships.

The future indeed looks bright for our new company. We anticipate a very busy and productive next few years as we continue to drive forward on all fronts.

You can see from this slide just some of our anticipated milestones through 2005. While we have shared with you some of the highlights this morning, clearly, we can’t go through all the details on this slide. However, we very much look forward to updating you as we hit these marks in the future.

This combination is truly synergistic and value creating and accelerating. And I would again remind you of its significant advantages.

First, expand and accelerate pipeline development. The financial strength of the combined company will enable us to develop more products at an accelerated pace.

Second, truly exploit the individual product candidates. The combined company will be much more aggressive in our development of drug candidates, for multiple indications, such as with ALX 0600, as just one example.

And, finally, we intend to maximize our strategic opportunities. The increased capabilities in manufacturing, clinical development, and sales and marketing, will support our efforts to attract new opportunities and to structure deals, such as the anticipated PREOS partnership, on much more optimal terms.

We have, through this combination, created a biotechnology company, positioned to emerge as an industry leader, a company that we believe, and are confident, will achieve the following, by 2007: become a top-tier biotechnology company; grow revenues in excess of 500 million; sustain and expand an already strong and balanced clinical pipeline; enhance the potential for innovative medicines, by committing to an R&D spend that will support the efficient and continual progression of what we believe is already one of the industry’s most exciting product pipelines; achieve an EBITDA of greater than 100 million; maintain an above-average industry growth rate; and finally, report in 2007 a cash balance in excess of $500 million.

We strongly believe our combined company will have the experience, the capabilities and the resources to achieve all of these goals, and, in turn, create more value for our shareholders, than simply the sum of the two companies alone.

With that, I would thank you for your attendance here today. I would encourage you to join us in our breakout session, in the Periwinkle Room, on the third floor, where we look forward to giving you more color on this exciting, value-creating combination. Thank you very much.

END

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Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions

Of The Private Securities Litigation Reform Act Of 1995

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’ and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.